Exhibit 99.1

FORM 51-101F1 –

STATEMENT OF RESERVES DATA

AND OTHER OIL AND GAS INFORMATION

For the Year Ended December 31, 2023

March 20, 2024

TABLE OF CONTENTS

PART 1: INTRODUCTION	4
PART 2: DISCLOSURE OF RESERVES DATA	5
2.1 Reserves Data (Forecast Prices and Costs)	5
PART 3: PRICING ASSUMPTIONS	7
3.1 Forecast Prices Used in Estimates	7
PART 4: RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE	8
4.1 Reserves Reconciliation	8
PART 5: ADDITIONAL INFORMATION RELATING TO RESERVES DATA	9
5.1 Undeveloped Reserves	9
5.2 Significant Factors or Uncertainties	9
5.3 Future Development Costs	10
PART 6: OTHER OIL AND GAS INFORMATION	11
6.1 Oil and Gas Properties and Wells	11
6.2 Properties with No Attributed Reserves	12
6.3 Forward Contracts	12
6.4 Tax Horizon	13
6.5 Costs Incurred	13
6.6 Exploration and Development Activities	13
6.7 Production Estimates	14
6.8 Production History	14
PART 7: NOTES	15

GLOSSARY OF TERMS

“AIF” refers to the Company’s Annual Information Form filed on SEDAR+

“AIT” stands for ‘After Income Taxes’;

“BIT” stands for ‘Before Income Taxes’;

“Company” or “KGEI” means Kolibri Global Energy Inc.;

“NSAI” means Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants of Houston, Texas, U.S.;

“NI 51-101” refers to National Instrument 51-101; and

“Woodford Sale” means the sale by BNK US of its Tishomingo field assets, excluding the Caney and Upper Sycamore formations, the completion of which was announced by the Company on April 21, 2013.

Abbreviations

Bbl	Barrel
Bbls	Barrels
Bcfe	Billion cubic feet of gas equivalent
Boe	Barrels of oil equivalent (converted at 6 Mcf to 1 Boe)
Bopd	Barrels of oil per day
Mbbls	Thousand barrels
MMboe	Millions of barrels of oil equivalent
Mcf	Thousand cubic feet
MMcf	Million cubic feet
Mcf/d	Thousand cubic feet per day
Bcf	Billion cubic feet

PART 1: INTRODUCTION

The effective date of the information being provided in this statement is December 31, 2023. The preparation date of the information being provided in this statement is March 20, 2024. For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to NI 51-101.

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the net present values of future net revenue of Kolibri Global Energy Inc.’s wholly owned subsidiary BNK Petroleum (U.S.) Inc. as evaluated by NSAI. The Company’s only property with assigned reserves and gathering revenue is the Tishomingo field in Oklahoma, U.S. NSAI is an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. Readers should note that totals in the following tables may not add due to rounding.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast prices and cost assumptions used by NSAI in its report to the Company will be attained and variances could be material. NSAI’s report to the Company contained additional assumptions relating to costs and other matters. The recovery and reserves estimates attributed to the Company’s properties described herein are estimates only. The actual reserves attributed to the Company’s properties may be greater or less than those calculated.

All dollar values are expressed in U.S. dollars, unless otherwise indicated.

Cautionary Statements

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PART 2: DISCLOSURE OF RESERVES DATA

2.1 Reserves Data (Forecast Prices and Costs)

	United States
	Tight Oil		Shale Gas		Natural Gas Liquids
Reserve Category	KGEI Gross (Mbbl)	Net (Mbbl)	KGEI Gross (MMcf)	Net (MMcf)	KGEI Gross (Mbbl)	Net (Mbbl)
Proved
Developed Producing	5,607	4,376	5,671	4,418	1,311	1,021
Undeveloped	17,842	14,091	16,752	13,150	3,859	3,029
Total Proved	23,449	18,466	22,422	17,568	5,170	4,051
Probable	15,757	12,518	15,133	12,008	3,487	2,767
Total Proved Plus Probable	39,205	30,984	37,555	29,576	8,656	6,817
Possible	19,821	15,890	13,813	11,041	3,182	2,544
Total Proved Plus Probable Plus Possible	59,026	46,875	51,368	40,617	11,838	9,361

Notes: May not add due to rounding. The Company’s reserves are derived from non-conventional oil and gas activities. The Company’s reserves are contained in a shale oil reservoir from which gas and natural gas liquids are produced as by-products.

Summary of Oil & Gas Reserves

As of December 31, 2023

Forecast Prices & Costs

	Reserves
	Total
Reserve Category	KGEI Gross (MBOE)	Net (MBOE)
Proved
Developed Producing	7,862	6,133
Undeveloped	24,493	19,311
Total Proved	32,355	25,444
Probable	21,765	17,286
Total Proved Plus Probable	54,120	42,731
Possible	25,305	20,274
Total Proved Plus Probable Plus Possible	79,425	63,005

Note: May not add due to rounding. Boe basis: 6 Mcf to 1 Bbl

Net Present Value of Future Net Revenue

As of December 31, 2023

Forecast Prices & Costs

	Net Present Value of Future Net Revenue ($ millions)
	Before Income Tax					After Income Tax
Reserve Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
United States
Proved
Developed Producing	292.1	209.3	164.6	137.1	118.7	292.1	209.3	164.6	137.1	118.7
Undeveloped	756.5	466.6	318.0	230.9	174.7	513.4	338.5	234.9	170.7	128.6
Total Proved	1,048.5	675.9	482.6	368.0	293.4	805.5	547.8	399.5	307.8	247.3
Probable	805.7	404.6	236.7	151.6	102.7	592.7	320.2	189.2	120.3	81.1
Total Proved Plus Probable	1,854.3	1,080.5	719.2	519.6	396.1	1,398.2	868.0	588.7	428.1	328.4
Possible	1,199.9	503.5	261.8	153.5	96.5	882.8	405.7	207.5	116.4	70.2
Total Proved Plus Probable plus Possible	3,054.2	1,584.0	981.0	673.1	492.6	2,281.0	1,273.7	796.2	544.5	398.6

Notes: May not add due to rounding. The after income tax net present values presented in the preceding table take into account available non-operating tax losses of $128.9 million and reflect the tax burden on the Company’s Tishomingo Field interests on a standalone basis, do not consider the business-entity-level tax situation or tax planning and do not provide an estimate of the value at the level of the business entity, which may be significantly different. The financial statements and the management’s discussion and analysis (MD&A) of the Company should be consulted for information at the level of the business entity.

Total Future Net Revenue (Undiscounted - by Reserve Category)

As of December 31, 2023

Forecast Prices & Costs ($ millions)

Reserve Category	Company Gross Revenue	Royalties	Operating Expenses	Severance Taxes	Develop. Costs	Abandonment & Reclamation Costs	Future Net Revenue BIT	Income Taxes	Future Net Revenue AIT

Total Proved	2,276.7	484.7	359.7	115.4	259.7	8.7	1,048.5	243.0	805.5
Total Proved Plus Probable	3,977.3	834.7	632.9	203.9	437.7	13.8	1,854.3	456.1	1,398.2
Total Proved Plus Probable Plus Possible	6,251.0	1,287.3	961.2	325.3	603.6	19.4	3,054.2	773.2	2,281.0

Total Future Net Revenue (NPV discounted 10%, BIT by Reserve Category)

As of December 31, 2023

Forecast Prices & Costs

	Tishomingo Field - Tight Oil, NGL & Shale Gas
Reserve Category	$ millions	Unit Value ($/boe)

Total Proved	482.6	19.0
Total Proved Plus Probable	719.2	16.8
Total Proved Plus Probable Plus Possible	981.0	15.6

PART 3: PRICING ASSUMPTIONS

3.1 Forecast Prices Used in Estimates

Forecast benchmark reference product price and inflation rate assumptions are summarized below. These forecast assumptions with adjustments were provided in the NSAI report.

Summary of Pricing & Inflation Rate Assumptions

As of December 31, 2023

Forecast Prices & Costs

		United States
	WTI*	Henry Hub*	NGL	Inflation Rate
Year	US$/bbl	US$/MMbtu	US$/bbl	%
2024	76.00	2.75	23.56
2025	76.00	3.75	23.56
2026	76.00	4.00	23.56
2027	77.52	4.08	24.03
2028	79.07	4.16	24.51
2029	80.65	4.24	25.00
2030	82.26	4.33	25.50
2031	83.91	4.42	26.01
2032	85.59	4.50	26.53
2033	87.30	4.59	27.06
				2.0

Note: Sproule Oil & Natural Gas Forecast from NSAI Report to the Company including adjustments for differentials; prices escalated @ 2% after 2033.

2023 weighted average prices were: $76.34 for oil, $2.93 for natural gas and $20.89 for NGLs.

PART 4: RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

4.1 Reserves Reconciliation

A reconciliation of changes to the Company’s gross (before deduction of royalties) proved, probable and proved plus probable reserves is provided below. This reconciliation reflects changes to the Company’s reserves estimated using forecast prices and costs.

	United States
	Tight Oil			Shale Gas			Natural Gas Liquids
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)
31-Dec-22	24,948.1	14,546.9	39,495.0	22,354.9	17,220.8	39,575.8	4,668.2	3,592.8	8,260.9
Extensions	395.5	56.2	451.7	404.9	56.4	461.3	93.3	13.0	106.3
Improved Recovery	-	-	-	-	-	-	-	-	-
Proved Additions	1.9	(1.8)	0.1	5.3	(4.9)	0.4	1.2	(1.1)	0.1
Technical Revisions	(1,114.2)	1,155.3	41.1	251.9	(2,139.2)	(1,887.5)	545.7	(118.2)	427.6
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(782.7)	-	(782.7)	(594.9)	-	(594.9)	(138.8)	-	(138.8)

31-Dec-23	23,448.6	15,756.6	39,205.2	22,422.1	15,133.1	37,555.2	5,169.6	3,486.5	8,656.1

Note: May not add due to rounding. Boe basis: 6 Mcf to 1 Bbl. Changes under “Technical Revisions” include all changes due to revisions in forecast parameters associated with all wells.

PART 5: ADDITIONAL INFORMATION RELATING TO RESERVES DATA

5.1 Undeveloped Reserves

The Company’s undeveloped reserves exist in the Caney shale of its interests in the Tishomingo Field in Oklahoma, U.S. Most of these reserves are designated within the undeveloped category because significant capital expenditures will be required in order to render these reserves capable of production.

The following tables disclose the proved undeveloped and probable undeveloped reserves from the Company’s current net interest in the Tishomingo Field that were first attributed in each of the most recent three financial years:

	Oil (Mbbl)		Natural Gas MMcf		NGL
Proved Undeveloped Reserves	First Attributed	Booked at Year End	First Attributed	Booked at Year End	First Attributed	Booked at Year End
12/31/2021	585.5	17,466.1	748.7	17,704.0	196.7	3,615.2
12/31/2022	0.0	16,212.4	0.0	14,252.9	0.0	2,973.4
12/31/2023	0.0	14,090.5	0.0	13,149.8	55.9	3,029.3

	Oil (Mbbl)		Natural Gas MMcf		NGL
Probable Undeveloped Reserves	First Attributed	Booked at Year End	First Attributed	Booked at Year End	First Attributed	Booked at Year End
12/31/2021	147.5	9,846.8	0.0	13,623.3	0.0	2,781.9
12/31/2022	4,462.2	11,126.5	3,265.5	13,264.3	742.8	2,767.1
12/31/2023	1,209.7	11,952.6	0.0	11,440.1	0.0	2,635.5

Plans for future development of these undeveloped reserves (based on Forecast Prices and Costs) are summarized below:

United States of America Properties

Tishomingo Field, Oklahoma

NSAI assigns 24,493 Mboe (Company Gross Working Interest share) Proved Undeveloped and 20,750 Mboe (Company Gross Working Interest share) Probable Undeveloped reserves to the Tishomingo Field. The Proved Undeveloped reserves are forecast to be recoverable from the drilling of 11 wells in 2024 and 20, 20 and 9 wells in 2025, 2026 and 2027 respectively (10.79, 14.25, 14.67 and 8.05 net KGEI wells). The Probable Undeveloped reserves are forecast to be recoverable from the drilling of 7 wells in 2026, 33 wells in 2027, 16 wells in 2028 and 1 in 2029 respectively (2.3, 20.48, 4.48 and 1 net KGEI wells).

The production forecast is based on producing the existing wells and drilling the additional wells as listed above and applying the historical production behavior to the undeveloped well locations.

5.2 Significant Factors or Uncertainties

Estimates of economically recoverable oil and natural gas reserves (including natural gas liquids) and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, will vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. Estimates of after-tax net present value are dependent on a number of factors including utilization of tax-loss carry forwards. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and other oil and gas information contained in this Form 51-101F1 are contained in the Company’s Management Discussion and Analysis filed under the Company’s profile at www.sedarplus.ca and in the AIF under “Risk Factors”.

5.3 Future Development Costs

A summary of the estimated development costs deducted in the estimation of future net revenue attributable to various reserves categories and prepared under various price and cost assumptions are summarized in the following table. The Company expects to fund its estimated future development costs through some combination of internally generated cash flow and debt or equity financing. There can be no guarantee that funds will be available when required to proceed with the development on the schedule contemplated herein or that the Board of Directors of the Company will allocate funding to develop all of the reserves requiring development. Failure to develop such reserves could negatively impact future net revenue.

Summary of Estimated Development Costs Attributed to Reserves

Forecast Prices & Costs

	Estimated Development Costs ($ millions)
	Total Proved	Total Proved + Probable
United States
2024	55.0	55.0
2025	81.4	81.4
2026	85.2	104.1
2027	38.2	165.2
2028+	-	32.1
Total	259.8	437.7

PART 6: OTHER OIL AND GAS INFORMATION

6.1 Oil and Gas Properties and Wells

The following discussion outlines the Company’s important properties, plants, facilities and installations:

United States

Tishomingo Field, Ardmore Basin, Oklahoma

In Oklahoma, the Company currently holds approximately 17,168 net acres of Caney shale acreage in the Tishomingo Field near Ardmore, OK. The Company originally drilled wells to the slightly deeper Woodford shale in this field. In April 2013, the Company sold some of its rights in the Tishomingo Field, keeping the rights to the Caney and the upper Sycamore formations, where it had previously drilled and tested two wells. Beginning in 2013, the Company began focusing primarily on developing the oily Caney shale. A subsequent transaction in 2015 resulted in the Company obtaining a 4.9% working interest in one section and participating in four Woodford shale horizontal wells which were completed in 2016. Over the years, the Company increased its net acreage position from about 12,500 to the current 17,168 net acres. The Company plans to continue development drilling in this field with the objective of increasing production and proved reserves. The Company’s oil is trucked from the field and its wells are connected to a 3rd party gathering system, whose operator markets and sells the gas and NGL’s.

In 2023, the Company drilled eight wells, and as of December 31st, 2023, has 31 completed Caney wells, all of which are on production. Production increased from an average of approximately 1,640 BOEPD in 2022 to 2,796 BOEPD in 2023, with the production just over 1 million oil equivalent barrels in 2023. KGEI’s 2023 year-end proved reserves were 32.4 million BOE, and its proved and probable reserves were 54.1 million BOE.

Oil & Gas Properties Associated with Reserves

As of December 31, 2023

		Acreage
		Developed		Undeveloped		Total		Plants, Facilities &
Properties	Location	Gross	Net	Gross	Net	Gross	Net	Installation
United States
Tishomingo	Oklahoma, U.S.	19,255	14,043	1,920	67	21,175	14,111

Total		19,255	14,043	1,920	67	21,175	14,111

Oil & Gas Properties Associated with Reserves

As of December 31, 2023

	United States
	Tight Oil		Shale Gas		Natural Gas Liquids				Total
	Gross	Net	Gross	Net	Gross	Net	Sus-pended (1)	Service (2)	Gross	Net
Oklahoma Producing	31	29.2	4.0	0.2					35	29.4
Oklahoma Non-Producing
Total	31	29.2	4.0	0.2					35	29.4

(1) Suspended wells may be capable of production but which, for a variety of reasons, including, but not limited to lack of markets or development are not placed on production at the present time. (2) Service wells are used for the disposal or injection of water or other in-field service operations related to oil and gas product.

6.2 Properties with No Attributed Reserves

The Company’s unproved properties, including those for which the Company expects its rights to explore, develop and exploit to expire within one year, are outlined in the following table.

Properties with no Attributed Reserves

As of December 31, 2023

		Undeveloped Acreage (Acres)		Company Interest	Work Commitments
Properties	Location	Gross	Net	(%)	(existence, nature, timing & cost)
United States
Tishomingo	Carter & Johnson County, OK	6,397	3,058	45	Held by production with working interest over numerous sections
McIntosh County	McIntosh County, OK	3,800	67	3	Held by production with small interests spread over numerous sections.
Total		10,237	3,125

6.3 Forward Contracts

The Company is not bound by any agreements which may impact the realization of future full market prices for its oil and gas production as described in this report, other than the financial commodity contracts listed below.

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Put	January 1, 2024 to March 31, 2024	25,500	$60.00
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 1, 2024 to June 30, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 1, 2024 to June 30, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	January 1, 2024 to December 31, 2024	60,000	$65.00 - $89.50
Oil – WTI Put	April 1, 2024 to June 30, 2024	1,650	$60.00
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	1,950	$65.00 - $94.55
Oil – WTI Costless Collars	June 1, 2024 to June 30, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	3,600	$65.00 - $90.65
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50

The Company has no transportation obligations or commitments for future deliveries which exceed its expected related future production from proved reserves, as estimated using forecast prices and costs.

6.4 Tax Horizon

The Company does not expect to be required to pay income taxes in the immediate foreseeable future.

6.5 Costs Incurred

For the year ended December 31, 2023, the Company incurred costs related to its acquisition, exploration and development activities as outlined in the following table.

Cost Incurred ($ millions)
United States
Property Acquisition Costs
Proved Properties	Nil
Unproved Properties/Wells	Nil

Exploration Costs	Nil
Development Costs	53.2

6.6 Exploration and Development Activities

The Company’s drilling activity and results for the year ended December 31, 2023, are summarized in the following table. It should be noted that the data outlined in this table reflects those wells that the Company participated in and where the rig was released during the period.

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
United States
Oil Wells	0.0	0.0	8.0	8.0
Gas Wells	0.0	0.0	0.0	0.0
Service Wells	0.0	0.0	0.0	0.0
Stratigraphic Test Wells	0.0	0.0	0.0	0.0
Dry Holes	0.0	0.0	0.0	0.0
Total Wells	0.0	0.0	8.0	8.0

The Company’s exploration and development activities are summarized as follows:

United States

During fiscal year 2023 KGEI drilled 8 wells in its Tishomingo Field. The Company plans additional development drilling in the Tishomingo Field, OK with the objective of increasing production and reserves.

6.7 Production Estimates

Estimated production volumes (before Royalties) derived from the first year (2024) of the cash flow forecasts prepared in conjunction with the Company’s reserves data included in the NSAI Report are provided in the following table.

Summary of Production Estimates

Proved + Probable Reserves Case

For Year 2024

	United States
	Tight Oil	Shale Gas	Natural Gas Liquids	Company Total
Reserve Category	(Mbbl)	(MMcf)	(Mbbl)	(Mboe)

United States
Tishomingo, OK	1,283.5	987.9	227.9	1,676.1

Total	1,283.4	987.9	227.9	1,676.1

(1) Significant fields represent greater than 20% of Company total (by country) of production in the first year of forecast

6.8 Production History

The Company’s historical production and netback data for period ended December 31, 2023 is presented below.

Summary of 2023 Company Share of Production & Netbacks

	United States
	Q1	Q2	Q3	Q4	Total Year

Company share of daily production before deduction of royalties
Shale Gas (Mcf/d)	2,138	1,397	1,565	1,630	1,630
Tight Oil (bopd)	2,431	1,821	2,083	2,245	2,144
NGLs (bopd)	407	361	393	359	380

Average ($/bbl or $/mcf)
Price received ($/boe)	62.87	58.00	65.04	62.07	65.76
Royalties paid	(13.16)	(11.98)	(14.42)	(13.94)	(14.34)
Production costs	(6.04)	(6.05)	(7.34)	(6.24)	(7.02)
Netback from operations	43.67	39.97	43.28	41.89	44.40
Price adjustment from commodity contracts	(1.44)	(1.37)	(1.63)	(0.14)	(0.97)
Netback after adjustments	42.23	38.60	41.66	41.75	43.43
Total Production (mboe before deductions of royalties)	287.5	219.8	251.8	261.5	1,020.6

Boe basis: 6 Mcf to 1 Bbl

PART 7: NOTES

The following definitions and guidelines are contained in Section 5.4 of Volume 1 of the Canadian Oil and Gas Evaluation Handbook (Second Edition, September 1, 2007) prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) (the “COGE Handbook”) and have been prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society). Readers should consult the COGE Handbook for additional explanation and guidance. Certain other terms used in this Listing Application have the meanings assigned to them in NI 51-101 and accompanying Companion Policy 51-101 CP, adopted by the Canadian securities regulatory authorities.

Gross

(a)	In relation to the Company’s interest in production or reserves, its “company gross reserves”, which are the Company’s working interest (operating or non-operating) share before deduction of royalties and without including any royalty interest of the Company.

(b)	In relation to wells, the total number of wells in which the Company has an interest.

(c)	In relation to properties, the total area of properties in which the Company has an interest.

Net

(a)	In relation to the Company’s interest in production or reserves, the Company’s working interest (operating and non-operating) share after deduction of royalty obligations, plus the Company’s royalty interests in production or reserves.

(b)	In relation to the Company’s interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities:

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations from a given date forward, based on:

▪	Analysis of drilling, geological, geophysical and engineering data;

▪	The use of established technology; and

▪	Specified economic conditions

Reserves are classified according to the degree of certainty associated with the estimates:

(a)	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)	Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)	Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

▪	At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

▪	At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Forecast prices and costs

Future prices and costs that are:

(a)	Generally accepted as being a reasonable outlook of the future; and

(b)	If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast summary pricing table identifies benchmark reference pricing that apply to the Company.

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